APTORUM GROUP LIMITED

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

September 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re: Aptorum Group Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed August 16, 2019

File No. 333-232510

Dear Sir and Madam:

Aptorum Group Limited (the “Company,” “Aptorum,” “we,” “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 30, 2019, regarding our Registration Statement on Form F-1 previously submitted on July 2, 2019 and amended on August 16, 2019 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Form F-1.

Amendment No. 1 to Registration Statement on Form F-1 filed August 16, 2019

Smart Pharma Token, page 8

1.	We note your response to comment 2 that the SMPT tokens are not being offered or sold to U.S. persons and that the transaction documents and agreement governing the tokens have expressed restrictions. Please advise us as to the extent to which you have implemented guidance in SEC Release 33-7516, including, for example, whether the issuer’s website:

●	is password protected with procedures reasonably designed to ensure that only non-U.S. persons can obtain access to the token offering;

●	limits access to the internet offering materials to persons who can demonstrate that they are not U.S. persons;

●	includes a prominent disclaimer that clearly provides that the offer is directed only to countries other than the United States; and/or

●	provides that the tokens are not being offered in the United States or to U.S. persons.

Response:

In response to your comment, we reviewed SEC Release 33-7516. We believe that the measures previously implemented, as discussed in our prior response letter, combined with additional measures we have since implemented, as described below are reasonably designed to ensure that the SMPT token offering is not targeted to U.S. persons and to guard against public sales of the SMPT tokens to U.S. persons.

In particular, on P. 3-4 of our August 16, 2019 response to the Staff’s prior comments (the “First Response Letter”), we noted the following multi-level approach we implemented to guard against public sales of the SMPT token to U.S. persons, including but not limited to:

●	express restrictions specified in transaction documents and agreements governing SMPT tokens;

●	restrictive legend on all SMPT tokens prohibiting SMPT tokens to be offered and sold in the U.S.;

●	participation in a Whitelisting Process before purchasing any SMPT token; and

●	multiple legal and operation level measures on third party trading platforms.

In response to your current comment, we added the following to the official website for the SMPT tokens (https://www.smtph.io) (“SMPT Website”):

a)	a prominent pop-up disclaimer on the home page specifying that “The SMPT token is not being offered to and is not available for sale to citizens, nationals, residents (tax or otherwise), green card holders and/or any company domiciled in any of the following jurisdictions: (a) the United States of America; (b) Singapore; (c) Hong Kong (except for Professional Investors); (d) the People’s Republic of China; (e) Samoa, (f) Seychelles, (g) sanctioned countries under the OFAC and (h) any other jurisdiction which prohibits the sales of security tokens (“Restricted Jurisdiction”). By clicking “accept”, you understand that this offering is made outside the United States and may not be made to any “U.S. person” as defined in Rule 902(k) under the Securities Act (a “Non-U.S. Person”) or citizens of other Restricted Jurisdictions”.

b)	a message located at the bottom of the home page stating that the SMPT token is not available for sale to U.S. persons and reads: “The SMPT token is not registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The SMPT tokens may not be offered for sale, sold or otherwise transferred, either directly or indirectly in the U.S. or to U.S. persons except in accordance with Regulation S promulgated under the Securities Act, pursuant to an effective registration statement under the securities act or pursuant to an exemption from registration under the securities act If you are not sure whether you are eligible to purchase the SMPT token or have any inquiries, please sign up for our Whitelist or email us at info@smtph.com.”

Based on our understanding of Release No. 33-7516, specifically Section IV.B, only a U.S. issuer is required to implement password-type procedures to ensure that only non-U.S. persons can obtain access to the token offering. Aptorum is a foreign private issuer incorporated in the Cayman Islands and the issuer of the SMPT token, i.e., Smart Pharmaceutical Limited Partnership, is a limited partnership registered in Seychelles (“SPLP”). The sole general partner of the issuer, i.e., SMTPH Limited, is an international business company incorporated under the laws of Seychelles. Accordingly, we do not believe it is necessary to implement this measure for the SMTP token offering to be considered an offshore Internet offering not targeted to U.S. persons.

Release No. 33-7516 sets forth two general measures where, if implemented, a non-U.S. offeror, would not be generally considered by the SEC to be an offshore Internet offeror targeting the U.S. (Section III.B):

●	The Web site includes a prominent disclaimer making it clear that the offer is directed only to countries other than the United States; and

●	The Web site offeror implements procedures that are reasonably designed to guard against sales to U.S. persons in the offshore offering. For example, the offeror could ascertain the purchaser’s residence by obtaining such information as mailing addresses or telephone numbers (or area code) prior to the sale.

As described above, we believe both measures have been implemented in light of (i) the prominent disclaimer on the token offering’s home page and (ii) establishing a whitelisting process designed to guard against sales to U.S. persons in the offshore offering, as described in the First Response Letter.

With respect to limiting access to the SMPT token offering materials to persons who can demonstrate that they are not U.S. persons, no one can participate in the offering or purchase SMPT tokens if s/he refuses or fails to complete the Whitelist Process. Furthermore, only whitelisted private or exchange-based wallet address(es) are eligible to use the SMPT tokens. We respectfully direct you to Response No. 2 in the First Response Letter, which discusses the whitelisting process in more detail.

Out of an abundance of caution, we also coded the following legend into each SMPT token:

THE SMPT TOKENS HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”). THE TOKENS WERE ISSUED IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PURSUANT TO REGULATION S PROMULGATED UNDER IT. THE SMPT TOKENS MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. TRANSFERS OF THE SMPT TOKENS MAY NOT BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. FURTHER, HEDGING TRANSACTIONS WITH REGARD TO THE SMPT TOKENS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

In light of all of the above, we believe we have implemented procedures that are reasonably designed to guard against sales to U.S. persons in the SMPT token offering.

2.	Please advise us of the provisions of Regulation S that you are relying upon in offering and selling the SMPT tokens. Please provide a detailed analysis as to how you meet each element of those provisions.

Response:

Initially, we would like to remind the Staff that the SMPT tokens are being offered and sold by Smart Pharmaceutical Limited Partnership, a limited partnership registered in Seychelles (“SPLP”); Aptorum is not offering, selling or issuing the SMPT tokens and Section 5 of the Securities Act does not apply to SPLP. We tried to convey in our response to Comment 2 in the First Response Letter that we included reference to Regulation S in the Registration Statement out of an abundance of caution, but we understand that the Staff still has concerns regarding the availability of such exemption to the SMPT tokens offered by SPLP.

We also want to note that as of the date hereof, (i) no U.S. person has approached SPLP or its affiliate and expressed interest to purchase the SMPT tokens, (ii) no U.S. person has signed up to our Whitelist, submitted a Whitelist application, or has otherwise been admitted into our Whitelist, and (iii) no SMPT token has been transferred to a wallet address associated with a U.S. person.

As intimated in Section III. A. Activities and Circumstances Requiring Registration of the discussion provided by the Staff’s Corporation Finance division in Accessing the U.S. Capital Markets – A Brief Overview for Foreign Private Issuers1, since the issuing entity, SPLP, is not a foreign private issuer and (i) is not trying to conduct the token offering as a public offering in the U.S., (ii) is not seeking to list the tokens on a national securities exchange or quote the tokens on the OTCBB, and (iii) does not seem to meet the asset or shareholder base thresholds that otherwise require registration, we respectfully submit that SPLP does not have to register the token offering under the Securities Act or register the tokens under the Exchange Act. We found further support for this position through Rule 901 of Regulation S, which states, “For the purposes only of section 5 of the Act, the terms offer, offer to sell, sell, sale, and offer to buy shall be deemed to include offers and sales that occur within the United States and shall be deemed not to include offers and sales that occur outside the United States.” It is our position that the token offering is occurring outside the United States.

In 1999, the SEC adopted amendments to Regulation S to stop abuses of such regulation by issuers and others who were using the regulation as a means to distribute securities into U.S. markets without the protections afforded by the registration process. We support that initiative and neither we nor SPLP is attempting to distribute the SMPT tokens into the U.S. markets. The final rule release of such amendments cites “that there should be no presumption that a foreign issuer offering securities overseas is doing so to avoid the registration and disclosure requirements of the U.S. federal securities laws, even when it has a substantial trading market for its securities in the United States” as support for not extending the amendments to foreign private issuers, regardless of the relative size of their U.S. markets to their worldwide trading2.

Although the language in the SEC’s final rule regarding amendments to Regulation S seems to imply that Regulation S would be equally inapplicable3, we believe the token offering meets the conditions of Regulation S nevertheless. The availability of the safe harbor provided by Regulation S is contingent on two general conditions:

1.	The offer and sale must be made in an offshore transaction; and

2.	No “directed selling efforts” may be made by the issuer, a distributor, any of their respective affiliates or any person acting on their behalf.

We shall address each of these conditions in turn.

1.	The offer and sale must be made in an offshore transaction

1 https://www.sec.gov/divisions/corpfin/internatl/foreign-private-issuers-overview.shtml

2 https://www.sec.gov/rules/final/33-7505.htm

3 Final Rule: Offshore Offers and Sales, Release No. 33-7505; 34-39668; File No. S7-8-97) states, “To avoid undue interference with offshore offering practices of foreign companies, the amendments will apply to the equity securities of U.S. issuers, but not to the equity securities of foreign issuers.” The token offering is an offshore offering being conducted by a foreign company and we respectfully believe such sentiment provided by the SEC was included in the final rule for clarification and equally applies to Regulation S generally.

As set forth in the First Response Letter, the SMPT tokens are not being offered to a person in the United States. We believe the measures outlined in response to comment 1 above illustrate how the Company guarantees this. Additionally, as further described in response to comment 1, the Whitelist Process ensures that the buyer of tokens is outside the U.S. or at the very least, provides us a reasonable belief that the buyer is outside the U.S. Furthermore, the purchase and sale of SMPT tokens takes place on two cryptocurrency exchange platforms, IDAX and LATOKEN, both of which are located outside the U.S. and the Whitelist Process prevents the SMTP tokens from being sold to a U.S. person, so a pre-arrangement of that type is extremely unlikely, if not impossible. In fact, we believe that the Whitelist Process we have in place makes a sale to a U.S. person virtually impossible.

2.	Directed Selling Efforts

We discuss the lack of “directed selling efforts” in our response to Comment 2 in the First Response Letter, however we have additional reasons to support our determination that no such efforts are being made.

The information regarding the SMPT token included in the initial Registration Statement was very limited in nature and was only included because we thought the potential benefits (i.e. investing and helping to fund a subsidiary’s operations and business, which indirectly impacts our business) were sufficiently material to warrant disclosure of same to our investors; the disclosure was expanded in response to the Staff’s comments requesting additional information about the SMPT token.

In addition, while the SMPT tokens was mentioned in two press releases of the Company dated April 24, 2019 and July 8, 2019, respectively (both of which were filed with the Staff as attachments to Form 6-K), we did not issue the press releases to market the SMPT tokens to U.S. investors, as the press releases contain disclaimers declaring that such release is not a solicitation to offer or sell the tokens4 and that same is not permitted in certain jurisdictions.5

We do not think the two press releases qualify as a publication “with a general circulation in the United States” as such term is defined in Rule 902 of Regulation S because they were not meant primarily for the U.S. and were intended to reach far beyond the U.S. markets.

Other than the two press releases mentioned above, the Company did not conduct any mailings to U.S. investors regarding the SMPT token, did not conduct any seminars about the SMPT tokens and did not otherwise advertise the SMPT token in the U.S. We respectfully submit that two press releases and disclosure about the SMPT tokens in the Registration Statements merely containing statements about the existence of the SMPT tokens, that also include disclaimers about the salability of the tokens, and thus shall not be deemed “directed selling efforts.” The Company did not intend to condition the U.S. market through these two press releases or the disclosure included in the Registration Statements.

4 The press release dated April 24, 2019 contains the following disclaimer: “This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.”

5 The press release dated July 8, 2019 contains the following disclaimer: “The SMPT tokens are currently not offered for sale to citizens, nationals, residents (tax or otherwise), green card holders and/or companies domiciled in the following: (a) the United States of America….”

Since SPLP is issuing the SMPT tokens and there is not a substantial U.S. market interest in the SMPT tokens, we believe the token offering may be considered a Category 1 transaction. However, to further ensure compliance with Regulation S and given the uncertainty of how the Staff will view the transaction, we also believe we satisfy all conditions of a Category 3 transaction:

1. In light of the Whitelist Process and other conditions/processes we have discussed elsewhere in this letter and the First Response Letter, offering restrictions are implemented.

2. We believe the SMPT token is most akin to a preferential class of stock and therefore consider it an equity security for purposes of determining what additional conditions must be satisfied to avail ourselves of the safe harbor provided by Regulation S.

a. The offer and sale of the SMPT token will not be made to a U.S person or for the account or benefit of a U.S person prior to the expiration of a one-year distribution compliance period or at any time.

b. Based on our Whitelist Process and other security measures in place on the SMPT token offering website, the offer and sale of the SMPT token, if made prior to the expiration of a one-year distribution compliance period, meets conditions 1-4 of Rule 903(b)(3)(iii)(B).

3. A distributor is not involved in the SMPT token offering, but if one should become involved, the Terms and Conditions of the SMPT tokens shall bind such distributor and he/she/it shall send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor during the applicable distribution compliance period.

Based on the above, it is our belief that the token offering is an offshore transaction and that no directed selling efforts were made. Accordingly, the Company can avail itself to the safe harbor provisions of Regulation S, should the Staff disagree with our prior assessment that the Company does not have to comply with the registration requirements of the 1933 Act with respect to the SMPT tokens.

Finally, the Company takes its compliance efforts very seriously and has exercised diligence to comply with U.S. securities law in SPLP’s issuance of the SMPT tokens. Prior to launching the SMPT tokens, we consulted U.S. securities counsel to ensure that the issuance and sales of the SMPT tokens are exempted from registration pursuant to Regulations S, as well as to implement sufficient measures (such as the measures discussed in our response to Comment 1 above and in our response to Comment 2 in the First Response Letter) to prevent a U.S. persons from purchasing SMPT tokens.

3.	Please note your response to comment 3 indicates token holders are entitled to "net profits" or "net income" of SPLP. However, the disclosure in your registration statement discusses royalties based on "net sales," "revenue" and "positive cash flow.” Please revise to address the inconsistency and to clarify whether distributions to token holders following a liquidation, dissolution or winding up of SPLP could exceed the amounts set aside from net sales and other revenue.

Response:

We understand that, throughout the Registration Statement and the offering document in the SMPT tokens, a number of different terms and terminologies have been used to describe the income of SPLP and the distribution entitled by SMPT token holders.

In our Response No. 3 in the First Response Letter, we have already explained that “net profits” or “net income” of SPLP are explicitly defined to be derived from “the intellectual property rights and royalty monetarization of the Project IP”.

We understand that our investors may not be equipped with knowledge to distinguish the different types of income that can be derived from the exploitation of IP by an IP holding company such as SPLP, income (whether it is royalties or other types of income). Therefore, based on the business arrangements hereunder, we have carefully identified three different types of possible income for SPLP, such income will be the basis of distribution to the SMPT token holders under different circumstances of commercialization. We hope that it will help our investors and other members of the public to better understand the income of SPLP from all possible sources and to assess the potential amount of distribution entitled by the SMPT tokens.

Accordingly, in response to the Staff’s comment, we amended Page 8 of the Pre-Effective Amendment No. 2 to Form F-1 to state:

“Smart Pharma Token

On April 24, 2019, the SMPT token was announced to be launched. The SMPT tokens are issued by Smart Pharmaceutical Limited Partnership (“SPLP”), a limited partnership registered in Seychelles, which is managed by SMTPH as its sole general partner. SMTPH is a wholly-owned subsidiary of Aptorum Therapeutics Limited. Aptorum Group Limited is not involved with the offer and sale of the SMPT token in any way, other than the potential indirect benefit it will receive as a result of its subsidiary, Smart Pharma, from drug candidates developed by the Smart-ACTTM platform.

The SMPT token is not for sale in the U.S. and is not offered, available for sale and/or otherwise transferrable to any U.S. persons; Aptorum Group Limited is not involved with the sale of the SMPT token, other than the indirect benefit it will receive as a result of its subsidiary, Smart Pharma receiving profit from the sale of such tokens.

The SMPT token is an ERC-1404 security compliant token with ERC-20 and ERC233 compliance on the Ethereum blockchain, which tokenizes rights to a portion of sales-based royalties (as described below), non-royalty sublicensing income (as described below), as well as additional cash flow (as described below) (if applicable) (collectively referred to as “Commercialization Income”), derived from the subsequent commercialization of intellectual property rights of drug candidates discovered under our Smart-ACTTM platform. SMPT token is backed by SPLP’s assets, including intellectual property rights of drug candidates created through the Smart-ACTTM platform and Commercialization Income. SPLP acts as the intellectual property holding company of Smart Pharma, and holds all title, rights and ownership interest of the intellectual property rights developed by Smart-ACTTM (“Project IP”).

Specifically, Smart Pharma has the right to commercialize the drug candidates discovered under the Smart-ACTTM platform (e.g. through direct commercialization by affiliates, sublicensing to third parties, collaboration with third parties, and assignment to others) and distribute a portion of the Commercialization Income to the token holders, as set forth below.

First, for drug candidates that are directly commercialized by Smart Pharma or its affiliates (i.e., the licensee), Smart Pharma will set aside a 3% (minimum) to 5% (maximum) of the net sales of the products (on a product-by-product basis and as determined by Smart Pharma) to SPLP for distribution to the SMPT token holders. This type of consideration is hereby known as “sales-based royalties”.

Second, for drug candidates commercialized by third parties, instead of paying the sales-based royalties discussed above, Smart Pharma (i.e., the licensee) will receive from its sublicensee on account of the grant of the sublicense (on a product-by-product basis, such consideration may include royalties, upfront fees and milestone payments). Smart Pharma will set aside 10% of the consideration it receives to SPLP for distribution to the SMPT token holders. This type of consideration is hereby known as “sublicensing income”.

Therefore, depending on how a product is commercialized, Smart Pharma will set aside either sales-based royalties or sublicensing income to SPLP for distribution to the SMPT token holders. The above percentages for sales-based royalties or sublicensing income are subject to adjustment upon further notice to SMPT token holders.

Third, at its discretion, in addition to sales-based royalties and sublicensing income, Smart Pharma may occasionally set aside other additional amounts to SPLP for distribution to SMPT token holders (such as rebates, price protection, performance bonus, other discount and incentives), as applicable on a product-by-product basis. This type of consideration is hereby known as “additional cash flow”.

Accordingly, the amount of distributions payable to token holders is not tied to any funding we may provide to Smart Pharma and any such funding will not impact the amount of distributions so payable. The amount of distributions payable is also not correlated with the number of tokens sold or the amount of proceeds, if any raised through the token offering.

Once any of the above aforementioned distribution is accrued and set aside to SPLP by Smart Pharma, SPLP is not required to immediate distribute any such distribution to the SMPT token holders, but may choose to make a distribution at any time it deems it best to do so.

Currently, as the drug efficacy validation process has just begun, SPLP does not expect to distribute any sales-based royalties, sublicensing income or additional cash flow generated by drug candidates developed by the Smart-ACTTM platform at any time for the near future, although it will be accruing same.

In the event of liquidation, dissolution or winding up of SPLP, the SMPT token holders will be entitled to certain liquidation rights. Specifically, SPLP will, after payment of its debts and obligations, distribute any “relevant assets” 6 of SPLP to the SMPT token holders, with equal priority pro rata among the SMPT token holders, ratably and in proportion to the full amount of the relevant assets. Given that SMPT token holders are not shareholders of SPLP, they are only entitled to collect the relevant assets but not other assets held by SPLP. Therefore, in the event of liquidation, dissolution or winding up of SPLP, the total distribution issuable to the token holders will not exceed the “relevant assets”.

There is no assurance that any or all of the SMPT tokens will be sold and SPLP can elect in their discretion not to issue any SMPT tokens for any reason.

6 The relevant assets of SPLP shall be limited to all accrued sales-based royalties, sublicensing income and/or additional cash flow generated by the drug candidates developed by the Smart-ACTTM platform, set aside by Smart Pharma and not yet distributed to the SMPT token holders. The relevant assets are secured by way of a floating charge against the Project IP (See “Risk Factors – Risks Related to the SMPT tokens - SMPT Tokenholders’ security interest in the intellectual property rights may affect our shareholder’s interest in the Company”).

The SMPT tokens are not offered for sale to citizens, nationals, residents (tax or otherwise), green card holders and/or companies domiciled in the following jurisdictions: (a) the United States of America; (b) Singapore; (c) Hong Kong (except for Professional Investors); (d) the People’s Republic of China; (e) Samoa, (f) Seychelles, (g) sanctioned countries under the OFAC and (h) any other jurisdiction which prohibits the possession, dissemination or communication of tokens. The SMPT token is not registered under the U.S. Securities Act and we have no intention of doing so. The SMPT tokens may not be offered or resold in the U.S. or to U.S. persons unless registered under the Securities Act or pursuant to an exemption therefrom. The SMPT tokens may not be transferred to a U.S person, as such term is defined in Regulation S of the Securities Act except and unless in accordance with the provisions of U.S. securities laws, particularly – they must either be registered or comply with an exemption from registration. Further, hedging transactions with regard to the SMPT tokens may not be conducted unless in compliance with the Securities Act.

Currently, Smart Pharma has no immediate plan to register the SMPT tokens under the Securities Act or to offer the SMPT tokens in the U.S.

Since July 2019, the SMPT tokens have been listed for trading on two cryptocurrency exchange platforms, IDAX and LATOKEN.

For more information, interested parties can visit: https://smtph.io/. The information on such website is not part of this prospectus.

This document shall not constitute an offer to sell or the solicitation of an offer to buy SMPT tokens.”

Furthermore, for consistency, we made corresponding clarifications to the offering documents of the SMPT tokens on the SMPT tokens website to ensure that the consistent terminology is used throughout all relevant documents (see http:// https://www.smtph.io/smartact-download/).

In light of all of the above, we have revised the registration statement and the offering document to correspond to the Staff’s comments and suggestions to address the inconsistency and to clarify whether distributions to token holders following a liquidation, dissolution or winding up of SPLP could exceed the amounts set aside from net sales and other revenue.

4.	We note your response to prior comment 4 and your revised disclosure on page 9. Please revise your disclosure, consistent with your written response to comment 4, to clearly state: (1) you do not believe the net proceeds from the sales of the tokens will be sufficient to fund all of SMTPH's current and future operations; (2) you may provide SMTPH with the additional funding as necessary; and (3) the percentage of funding provided by you and/or additional sources will not affect the portion of royalties and/or profits token holders will be entitled to. Additionally, please include a risk factor disclosing the fact that the distributions to token holders are not correlated with the number of tokens sold or amount of proceeds raised through token sales. In this regard, we note that the dollar value of distributions will not be affected by proceeds from token sales that greatly exceed or are significantly lower than the cost of funding SMTPH's current and future operations.

Response:

In response to the Staff’s comment, we revised the Registration Statement as set forth below.

I.	The section entitled, “Establishment of Smart-ACTTM Platform” on Page 8 of the Pre-Effective Amendment No. 2 to Form F-1 now reads as follows:

“Establishment of Smart-ACTTM Platform

On April 24, 2019, the Company announced the establishment of Smart Pharma (“Smart Pharma”), which operates novel computational repurposed drug discovery, modeling and validation platform, referred to as the Smart-ACTTM platform. Smart Pharma is controlled by SMTPH Limited, an International Business Company incorporated in Seychelles and a wholly-owned subsidiary of Aptorum Therapeutics Limited (“SMTPH”).

Smart-ACTTM stands for “Accelerated Commercialization of Therapeutics” and encompasses state-of-the-art technology in systematic screening of existing approved drug molecules against selected therapeutic targets. Specifically, the Smart-ACTTM platform comprises of a network of modules and processes that simulate the effectiveness of drug molecules against diseases for outcome prediction and selection. The Smart-ACTTM platform initially focuses on screening drug molecules for orphan diseases or for fulfillment of unmet medical needs.

To date, the Smart-ACTTM platform has completed computational screening based on structural affinity and scoring analysis of around 1,600 approved drugs against 3 therapeutic target proteins related to poor prognosis of neuroblastoma (i.e., a type of cancer that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck). Among the 1,600 drugs that have been screened, around 40 have been identified for further evaluation under wet lab validation.

We are currently evaluating the shortlisted compounds via wet lab validation to confirm their efficacy in cell-based and animal models for treating neuroblastoma. The validation is being conducted in vitro and in vivo validation in collaboration with Aptorum Group Limited to assess and validate the compounds’ usage for the new indication.

Smart Pharma’s current funding needs include funding for validation and assessment of candidates, operation and improvement of the platform, legal/professional services and exchanges-listing. In an effort to raise funds for the development and operation of the Smart-ACTTM platform, Smart Pharma is conducting a Smart Pharma Token (“SMPT token”) offering (See “Prospectus Summary – Recent Events – Smart Pharma Token”).

Until Smart Pharma becomes self-sustaining, the proceeds from the token offering, if any, will most likely be insufficient to fully fund Smart Pharma’s current and future operations. In such case, it could have a material adverse effect on SMTPH’s ability to fund its objectives and carry out its related business plans, and its ability to develop the Smart-ACTTM platform may be limited.

Therefore, Smart Pharma will likely require funding from Aptorum Group to subsidize and support its operations. Nonetheless, if Smart Pharma is unable to obtain adequate funding from other sources, or if the internal funding from Aptorum Group is insufficient, Smart Pharma might be required to decrease or eliminate expenditure on the Smart-ACTTM platform altogether.”

II.	The section entitled, “Risks Related to the SMPT tokens” on Page 52 of the Pre-Effective Amendment No. 2 to Form F-1 now reads as follows:

“There is no assurance that purchasers of the SMPT tokens will receive a return on their investment.

Each Token will entitle its holder (each, a “Tokenholder”) to receive certain sales-based royalties, sublicensing income or additional cash flow generated by drug candidates developed by the Smart-ACTTM platform (the “Token Distribution”) (See “Prospectus Summary – Recent Events – Smart Pharma Token”).

As identified in the aforementioned risk factors, a pharmaceutical company’s ability to generate revenue and achieve profitability is dependent on its ability to complete the development of drug candidates and any future drug candidates one develops in its portfolio, obtain necessary regulatory approvals, and have our drugs products under development manufactured and successfully marketed, of which there can be no guarantee. Furthermore, the research methodology used may be unsuccessful in identifying potential drug candidates, or those drug candidates identified may have harmful side effects or other undesirable characteristics that make them unmarketable or unlikely to receive regulatory approval (See “Risk Factors – Risks Related to the Preclinical and Clinical Development of Our Drug Candidates - We currently do not generate revenue from product sales and may never become profitable; unless we can raise more capital through additional financings, of which there can be no guarantee, our principal source of revenue will be from AML Clinic, which may not be substantial” and “We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must continue to the prioritize development of certain drug candidates; such decisions may prove to be wrong and may adversely affect our business”).

Therefore, we cannot guarantee that any drug candidates currently and subsequently developed by SMTPH using the Smart-ACTTM platform will generate any revenue that would derive any sales-based royalties, sublicensing income or additional cash flow for distribution to Tokenholders.

Accordingly, there is no assurance that purchasers of SMPT tokens will realize any return on their investments or that their entire investments will not be lost.

SMPT Tokenholders’ security interest in the intellectual property rights may affect our shareholder’s interest in the Company.

SPLP acts as the intellectual property holding company of Smart Pharma, and holds all title, rights and ownership interest of the intellectual property rights developed by Smart-ACTTM (“Project IP”). The SMPT tokens are secured by way of a floating charge against the Project IP to guarantee the distribution of accrued sales-based royalties, sublicensing income or additional cash flow generated by drug candidates developed by the Smart-ACTTM platform (See “Prospectus Summary – Recent Events – Smart Pharma Token”).

Therefore, regardless of the number of the SMPT tokens sold and the amount of proceeds raised from the token sales, Tokenholders will only be eligible to receive a Token Distribution if any sales-based royalties, sublicensing income or additional cash flow is generated by drug candidates developed by the Smart-ACTTM platform, as and when SPLP declares the distribution.

Because the Token Distribution is secured by a security interest in such intellectual property rights, if and when SPLP defaults in its distribution obligations to the Tokenholders, or in the event of liquidation, dissolution or winding up of SPLP, the floating charge may crystallize into a fixed charge over the charged assets (i.e., the Project IP owned by SPLP), while a receiver may be appointed by the Tokenholders to sell off the Project IP. If this were to occur, the disposal of the Project IP by an appointed receiver may trigger a breach of any commercialization agreements between Smart Pharma and third parties with respect to the repurposed drug project, which may in turn affect our business, revenue and reputation.

The distributions to SMPT Tokenholders are not correlated with the number of SMPT tokens sold or net proceeds raised through the SMPT token sales.

SMTPH intends to use all of the proceeds raised from the SMPT token sales towards the development and operation of the Smart-ACTTM platform. If the issuance of the SMPT tokens does not result in substantial proceeds, it could have a material adverse effect on SMTPH’s ability to fund these objectives and carry out its related business plans, its ability to develop the Smart-ACTTM platform may be limited.

Aptorum Group anticipates that the net proceeds from the sales of the SMPT tokens will not be sufficient to fully fund Smart Pharma's current and future operations until it becomes self-sustaining. Smart Pharma’s current funding needs include funding for validation and assessment of candidates, operation and improvement of the platform, legal/professional services and exchanges-listing.

Therefore, Smart Pharma will likely require funding from Aptorum Group or other sources to subsidize and support its operations. The presence and level of funding support from Aptorum Group or other sources will not affect the aggregate distribution entitled by the Tokenholders, as the aggregate distribution is dependent on the ability for Smart-ACTTM to develop drug candidates that can generate sales-based royalties, sublicensing income or additional cash flow and the extent of commercial success of such candidate.

Therefore, the distributions to SMPT Tokenholders would not necessarily be correlated with the number of SMPT tokens sold or the net proceeds raised through the SMPT token sales. The dollar value of the aggregate distributions will not be affected by proceeds from the SMPT token sales, regardless of whether the proceeds greatly exceed or are significantly lower than the actual costs for funding Smart Pharma’s current and future operations.”

We thank the Staff for your review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

/s/ Ian Huen
Ian Huen CEO

cc:	Louis Taubman

Hunter Taubman Fischer & Li LLC